                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                   (Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF
    1934

                   For the fiscal year ended December 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

                        Commission file number 000-31167

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        Genencor International, Inc. Employee Retirement Investment Plan
        ----------------------------------------------------------------


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          GENENCOR INTERNATIONAL, INC.
                               925 Page Mill Road
                           Palo Alto, California 94304


1. Plan financial statements and schedule prepared in accordance with the financial reporting requirements of ERISA are included below.

2.  A Consent of Independent Accountants is included as Exhibit 23.1.

GENENCOR INTERNATIONAL, INC.
Employee Retirement Investment Plan
Index to Financial Statements and Supplemental Schedule







CONTENTS                                                                PAGE
--------                                                                ----
Report of Independent Auditors                                            3


Financial Statements

         Statement of Net Assets Available for Benefits
                  at December 31, 2002 and 2001                           4

         Statement of Changes in Net Assets Available for Benefits
                  for the Year Ended December 31, 2002                    5

Notes to Financial Statements                                             6


Supplemental Schedule*

         Schedule of Assets Held at End of Year - Schedule H             11

Signature                                                                12

Index to Exhibits                                                        13


         * Certain schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have not been included because they are not applicable.

                         REPORT OF INDEPENDENT AUDITORS




To the Participants and Administrator of the Genencor International, Inc.
Employee Retirement Investment Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Genencor International, Inc. Employee Retirement Investment Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP
San Jose, California
May 23, 2003

GENENCOR INTERNATIONAL, INC.
Employee Retirement Investment Plan
Statement of Net Assets Available for Benefits
December 31, 2002 and 2001






ASSETS                                    2002            2001
------                                    ----            ----

Interest-bearing cash                 $    44,867     $        --
Investments at fair value              50,785,165      55,618,875
                                      -----------     -----------
     Total investments                 50,830,032      55,618,875

Receivables:
   Employer contributions               1,879,288       1,607,650
   Participant contributions                   --          90,981
   Interest                                    --           3,646
                                      -----------     -----------
      Total receivables                 1,879,288       1,702,277
                                      -----------     -----------


Net assets available for benefits     $52,709,320     $57,321,152
                                      ===========     ===========
















    The accompanying notes are an integral part of the financial statements.

GENENCOR INTERNATIONAL, INC.
Employee Retirement Investment Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2002




INVESTMENT INCOME/(LOSS):
   Interest                                                        $     86,856
   Dividends                                                            758,061
   Net depreciation in fair market value of
     investments                                                    (11,414,234)
                                                                   ------------
         Total investment income/(loss)                             (10,569,317)
                                                                   ------------

ADDITIONS/(DEDUCTIONS):
   Contributions:
      Employer                                                        2,911,472
      Participant                                                     5,527,981
                                                                   ------------
         Total contributions                                          8,439,453
   Benefit distributions                                             (2,480,418)
   Administrative expenses                                               (1,550)
                                                                   ------------
         Total additions/(deductions)                                 5,957,485
                                                                   ------------

Net decrease in net assets available
       for benefits                                                  (4,611,832)
                                                                   ------------
Net assets available for benefits
       at beginning of year                                          57,321,152
                                                                   ------------

Net assets available for benefits
       at end of year                                              $ 52,709,320
                                                                   ============










    The accompanying notes are an integral part of the financial statements.

GENENCOR INTERNATIONAL, INC.
Employee Retirement Investment Plan
Notes to Financial Statements
December 31, 2002

1.     PLAN DESCRIPTION

       The following description of the Genencor International, Inc. Employee Retirement Investment Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

       The Plan is a defined contribution plan covering all eligible employees of Genencor International, Inc. (the Company) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was established effective February 1, 1990. A Retirement Committee, consisting of members of the Company's management, acts as Plan Administrator.

       Participant Contributions

       Substantially all full-time non-union employees of the Company in the United States are eligible to participate in the Plan. As a result of the Economic Growth and Tax Relief Reconciliation Act enacted by the United States Congress during 2002, the Plan was amended as of May 1, 2002 to allow participants to contribute up to 50% of their pre-tax earnings to the Plan. Prior to the amendment, participants could contribute up to 15% of their pre-tax earnings to the Plan. Employee contributions are allocated at the discretion of the participant among thirteen investment options.

       Employer Contributions

       The Company matches participant contributions in the following manner:
       100% of the employee's annual cumulative contributions for the first 2% contributed; and 50% of the participant's annual cumulative contributions for the next 2% contributed. The matching contributions are allocated to participant accounts following the end of the pay period to which the matching contributions apply.

       In addition, the Plan requires the Company to contribute, on an annual basis, 3% of each eligible employee's annual compensation, whether the participant is otherwise contributing or noncontributing. Employer contributions are allocated at the discretion of the participant among thirteen investment options.

       Vesting

       Participants are immediately 100% vested in their voluntary contributions and the Company's matching contributions. Participants become vested in the Company's annual 3% defined contribution based on the following schedule:

             SERVICE                                          PERCENT VESTED
             -------                                          --------------
             Less than one year                                     0%
             More than one year and less than two years            50%
             More than two years                                  100%

GENENCOR INTERNATIONAL, INC.
Employee Retirement Investment Plan
Notes to Financial Statements
December 31, 2002

1.     PLAN DESCRIPTION - CONTINUED

       Participant Loans

       A participant can obtain a loan from the Plan for the lesser of $50,000 or 50% of their vested account balance reduced by any previously outstanding loans. Interest rates on loans are set at 150 basis points above the prime rate on the first day of the month in which the loan is originated. Loans are to be repaid over a period not to exceed five years with the exception of loans being used to purchase a principal residence, which may not exceed fifteen years. On December 31, 2002, loans outstanding have interest rates ranging from 6.3% - 11.0% with maturity dates ranging from January 3, 2003 through August 19, 2017.

       Participant Accounts

       Each participant's account is adjusted by (a) the participant's contributions; (b) the Company's contributions; (c) the participant's loan principal, interest and origination fees; and (d) a pro-rata allocation of the respective fund's investment activity. The total benefit to which a participant is entitled is equal to the vested balance in the participant's account.

       Benefit Payments

       Participants (or their beneficiaries) are eligible to receive vested benefits upon retirement, death, or when they cease to be an employee of the Company. Participants can also withdraw all or any portion of their vested amount in the event of undue financial hardship. Normal retirement age is 65. Participants are entitled to 100% of their account balance at retirement. Participants may elect to receive their benefits in the form of a single lump-sum payment or in annual installments.

       Forfeitures

       Forfeited, non-vested amounts will be used, first, to pay plan expenses and then to reduce employer contributions to the Plan. After these offsets, any remaining forfeited, non-vested amounts will be allocated to participant accounts as employer contributions in addition to employer matching and 3% contributions stated above. During the year ended December 31, 2002, $101,411 of forfeitures were used to reduce employer contributions to the Plan.

       Trustee

       T. Rowe Price Trust Company (T. Rowe Price) (the Trustee) is trustee for the Plan. T. Rowe Price holds all plan assets and distributes them among the various investment options elected by the participants. T. Rowe Price also makes disbursements from the trust for benefit payments upon receiving proper authorization and benefit information from the Plan Administrator.

GENENCOR INTERNATIONAL, INC.
Employee Retirement Investment Plan
Notes to Financial Statements
December 31, 2002

1.     PLAN DESCRIPTION - CONTINUED

       Plan Termination

       Termination of the Plan may be effected by a written instrument adopted by the Board of Directors of the Company (the Board). At such time, the accounts of all participants shall immediately be fully vested and nonforfeitable. The Board shall select, and direct the Retirement Committee to follow, one of the following alternatives: (a) The Board may keep the Plan in existence, making distributions to participants and beneficiaries as they become entitled thereto, then liquidate the Plan;
       (b) The Board may direct the Trustee to distribute amounts in the accounts of all participants, then liquidate the Plan after all benefits have been paid out; or (c) The Board may transfer all assets and liabilities of the Plan to another continuing employee benefit trust as described in Section 401(a) of the Internal Revenue Code (the Code).

       Plan Amendments

       The Board has the right to amend the Plan in any and all respects at any time. Amendments made to the Plan document during 2002 include Code changes required by the Economic Growth and Tax Relief Reconciliation Act. During 2001 the Plan document was restated to include required Code changes and previous amendments.


2.     SIGNIFICANT ACCOUNTING POLICIES

       Basis of Accounting

       The financial statements of the Plan have been prepared on the accrual basis of accounting. Benefits are recorded when paid. Investments are valued at fair value based on market quotations. Participant loans receivable are valued at original loan principal less principal repayments.

       Administrative Expenses

       The Company paid substantially all administrative expenses of the Plan in 2002.

       Use of Estimates

       The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

GENENCOR INTERNATIONAL, INC.
Employee Retirement Investment Plan
Notes to Financial Statements
December 31, 2002

2.     SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

       Risks and Uncertainties

       The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant's account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

       Net Depreciation in Fair Value of Investments

       The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net depreciation in the fair value of its investments, which consists of the realized gains and losses and the unrealized appreciation/depreciation on those investments.


3.     INVESTMENTS

       The following presents investments that represent 5% or more of the Plan's net assets at December 31:

                                                2002           2001
                                             ----------     ----------

          Prime Reserve Fund                 $7,366,497     $7,720,361
          Growth Stock Fund                   6,005,346      8,152,192
          Stable Value Fund                   3,737,269             --
          International Stock Fund            3,746,614      4,506,130
          Small Cap Value Fund                3,593,729             --
          Science & Technology Fund           5,665,779      9,076,536
          Equity Income Fund                  5,279,098      5,694,260
          Blue Chip Growth Fund               2,614,762      2,949,170
          Spectrum Income Fund                2,616,058             --
          Equity Index 500 Fund               2,687,796             --
          New America Growth Fund                    --      3,511,274


       During 2002, the Plan's investments depreciated in value by $11,414,234 as follows:


                     Mutual funds               $10,879,927
                     Common stock                   534,307

       On April 1, 2001, Genencor International, Inc. Common Stock became available as an investment option to participants of the Plan.

GENENCOR INTERNATIONAL, INC.
Employee Retirement Investment Plan
Notes to Financial Statements
December 31, 2002


4.     PARTY-IN-INTEREST

       T. Rowe Price, trustee and record keeper for the Plan, also manages twelve of the thirteen investment options available to participants.


5.     FEDERAL INCOME TAX STATUS

       The Plan received a favorable determination letter dated May 23, 2002 from the Internal Revenue Service, stating that the Plan, as then designed, was a qualified plan in accordance with applicable sections of the Code and its corresponding trust is exempt from taxation. The Plan Administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.


6.     RECONCILIATION TO FORM 5500

       The net assets available for plan benefits included in Form 5500 exclude $4,396 of deemed distributions. The Statement of Net Assets Available for Benefits includes these as part of investments as of December 31, 2002 and 2001.

GENENCOR INTERNATIONAL, INC.
Employee Retirement Investment Plan
Schedule H, line 4i - "Schedule of Assets (Held at End of Year)"
December 31, 2002

                                   DESCRIPTION OF      NUMBER OF
  IDENTITY OF ISSUER                 INVESTMENT         SHARES     CURRENT VALUE
  ------------------               --------------      ---------   -------------
 Prime Reserve Fund *               Mutual Fund        7,366,497   $ 7,366,497

 International Stock Fund *         Mutual Fund          421,916     3,746,614

 Growth Stock Fund *                Mutual Fund          323,216     6,005,346

 New America Growth Fund *          Mutual Fund          111,461     2,458,833

 Science & Technology Fund *        Mutual Fund          455,815     5,665,779

 Balanced Fund *                    Mutual Fund          141,619     2,196,509

 Equity Income Fund *               Mutual Fund          266,756     5,279,098

 Spectrum Income Fund *             Mutual Fund          243,128     2,616,058

 Stable Value Fund *             Common Trust Fund     3,737,269     3,737,269

 Equity Index 500 Fund *            Mutual Fund          113,553     2,687,796

 Blue Chip Growth Fund *            Mutual Fund          119,124     2,614,762

 Small Cap Value Fund *             Mutual Fund          163,798     3,593,729

 Genencor International, Inc.*     Common Stock          182,721     1,787,013

 Participant loans receivable                               N/A      1,029,862
                                                                   -----------

      Total investments                                            $50,785,165
                                                                   ===========


       Cost information omitted, as investments are participant directed.

*     Denotes Party-in-Interest

                                   SIGNATURES







Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                                     GENENCOR INTERNATIONAL, INC.
                                     EMPLOYEE RETIREMENT INVESTMENT PLAN


                                     By:  Genencor International, Inc.,
                                          Plan Administrator

Date:  June 25, 2003                 By:  /s/ Raymond J. Land
      --------------                      -------------------

                                          Raymond J. Land
                                          Senior Vice President and
                                          Chief Financial Officer

                                  EXHIBIT INDEX


EXHIBIT NUMBER                DESCRIPTION
--------------                -------------------------------------------------
   23.1                       Consent of Independent Auditors
   99.1                       Certifications Pursuant to 18 U.S.C. Section 1350
                              As Adopted Pursuant to Section 906 of the
                              Sarbanes-Oxley Act of 2002